May 28, 2026

Wesley R. Edens
Chief Executive Officer
New Fortress Energy Inc.
111 W. 19th Street, 8th Floor
New York, NY 10011

        Re: New Fortress Energy Inc.
            Preliminary Proxy on Schedule 14A
            Filed May 8, 2026
            File No. 001-38790
Dear Wesley R. Edens:
       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:    Joshua Shainess